UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PennantPark Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

708062104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Income Opportunity Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 592,629

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 592,629

9	Aggregate Amount Beneficially Owned by Each Reporting Person 592,629

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock (as defined below) outstanding as of December 7, 2023, as disclosed by the Issuer (as defined below) in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on December 8, 2023 (“10-K”).

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Multi-Asset Credit Strategies Fund LP

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 217,903

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 217,903

9	Aggregate Amount Beneficially Owned by Each Reporting Person 217,903

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.3%*

12	Type of Reporting Person FI

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Multi-Credit Fund (IL), LP

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 85,255

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 85,255

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,255

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Capital Management III LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,118,782

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,118,782

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,118,782

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.7%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Credit Opportunities Master Fund II, Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 821,153

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 821,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 821,153

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.3%*

12	Type of Reporting Person FI

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Credit Opportunities Investment Management II, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 821,153

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 821,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 821,153

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.3%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Loan Investment Strategy Advisor IV, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,246,590

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,246,590

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,590

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,246,590

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,246,590

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,590

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

CUSIP No. 708062104	Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,186,525

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,186,525

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,525

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as disclosed by the Issuer in its 10-K.

Item 1.

	(a)	Name of Issuer: PennantPark Investment Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 590 Madison Avenue, 15th Floor, New York, New York 10022

Item 2.

(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: Ares Income Opportunity Fund, L.P. (“AIOF”); Ares Multi-Asset Credit Strategies Fund LP (“Ares Multi-Asset Credit”); Ares Multi-Credit Fund (IL), LP (“Ares Multi-Credit Fund”); Ares Capital Management III LLC (“Ares Capital Management III”); Ares Enhanced Credit Opportunities Master Fund II, Ltd. (“Ares ECO”); Ares Enhanced Credit Opportunities Investment Management II, LLC (“Ares ECO Management”); Ares Enhanced Loan Investment Strategy Advisor IV, L.P. (“Ares Enhanced Loan”); Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC (“Ares Enhanced Loan GP”); Ares Management LLC; Ares Management Holdings L.P. (“Ares Management Holdings”); Ares Holdco LLC (“Ares Holdco”); Ares Management Corporation (“Ares Management”); Ares Management GP LLC (“Ares Management GP”); Ares Voting LLC (“Ares Voting”); and Ares Partners Holdco LLC (“Ares Partners”).

	(b)	Address or Principal Business Office: The business address of each Reporting Person is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.
(c)

Citizenship of each Reporting Person is:

Ares ECO and Ares Multi-Asset Credit are organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities: The Issuer’s common stock, $0.001 par value per share (“Common Stock”)
	(e)	CUSIP Number: 708062104

Item 3.

Not applicable.

Item 4.	Ownership

Ownership (a-b)

The ownership information presented in this Amendment No. 2 to Schedule 13G (this “Amendment No. 1”) to the statement on Schedule 13G filed by the Reporting Persons on April 14, 2022 and as amended by the Amendment No.1 dated as of February 9, 2023 (the “Original 13G” and, together with this Amendment No. 2, the “Schedule 13G”) is based upon 65,224,500 shares of Common Stock outstanding as of December 7, 2023, as reported by the Issuer in its 10-K. As of the date that this Schedule 13G is filed: (i) AIOF may be deemed to directly beneficially own 592,629 shares of Common Stock; (ii) Ares Multi-Asset Credit may be deemed to directly beneficially own 217,903 shares of Common Stock; (iii) Ares Multi-Credit Fund may be deemed to directly beneficially own 85,255 shares of Common Stock; (iv) Ares Capital Management III may be deemed to directly beneficially own 222,995 shares of Common Stock pursuant to an Investment Management Agreement that grants Ares Capital Management III investment discretion with respect to 222,995 shares of Common Stock beneficially owned by an unaffiliated third party; (v) Ares ECO may be deemed to directly beneficially own 821,153 shares of Common Stock; and (vi) Ares Enhanced Loan may be deemed to directly beneficially own 1,246,590 shares of Common Stock pursuant to certain Investment Management Agreements that grant Ares Enhanced Loan investment discretion with respect to 1,246,590 shares of Common Stock beneficially owned by unaffiliated third parties. The Reporting Persons, as a result of the relationships described below, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by AIOF, Ares Multi-Asset Credit, Ares Multi-Credit Fund, Ares Capital Management III, Ares ECO and Ares Enhanced Loan. See Items 9 and 11 of the cover pages to this Schedule 13G for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. Ares Partners is the sole member of each of Ares Management GP and Ares Voting, which are respectively the sole holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco, which is the general partner of Ares Management Holdings, which is the sole member of Ares Management LLC. Ares Management LLC is: (a) the sole member of Ares Capital Management III, which is the manager of AIOF, Ares Multi-Asset Credit and Ares Multi-Credit Fund; (b) the sole member of Ares ECO Management, which is the manager of Ares ECO; and (c) the sole member of Ares Enhanced Loan GP, which is the general partner of Ares Enhanced Loan. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons (other than AIOF, Ares Multi-Asset Credit, Ares Multi-Credit Fund, Ares Capital Management III, Ares ECO and Ares Enhanced Loan, in each case, solely with respect to the shares of Common Stock held directly by each such Reporting Person), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13G for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 5.	Ownership of Five Percent or Less of a Class

As of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Ares Income Opportunity Fund, L.P.
By:	Ares Capital Management III LLC, its manager

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Multi-Asset Credit Strategies Fund LP
By:	Ares Capital Management III LLC, its manager

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Multi-Credit Fund (IL), LP
By:	Ares Capital Management III LLC, its manager

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Capital Management III LLC

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Enhanced Credit Opportunities Master Fund II, Ltd.
By:	Ares Enhanced Credit Opportunities Investment Management II, LLC, its manager

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
By:	Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC, its general partner

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Enhanced Credit Opportunities Investment Management II, LLC

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC

/s/ Joshua Bloomstein
By:	Joshua Bloomstein
Its:	Authorized Signatory

Ares Management LLC

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Management Holdings L.P.
By:	Ares Holdco LLC, its general partner

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Holdco LLC

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Management Corporation

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Management GP LLC

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Voting LLC
By:	Ares Partners Holdco LLC, its sole member

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

Ares Partners Holdco LLC

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 13, 2024, by and among the Reporting Persons.